Mail Stop 3561

October 9, 2009

Daniel R. Feehan
Chief Executive Officer, President, Director
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

> **Re:** **Cash America International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-09733**

Dear Mr. Feehan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director